                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d 101)
                    Under the Securities Exchange Act of 1934



                               MULTIGRAPHICS, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                     COMMON STOCK, par value $.025 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  62544D102000
     -----------------------------------------------------------------------

                                 (CUSIP Number)

                                Thomas D. Rooney
                                431 Lakeview Ct.
                            Mount Prospect, Il 60056
                                 (847) 375-1700
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 25, 1997
     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this from with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   62544D102000                          Page    2    of    9     Pages


================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             BELGRAVE INVESTMENT TRUST N.V.

--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS*             WC

--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION     Netherlands Antilles

--------------------------------------------------------------------------------
  NUMBER OF       7.         SOLE VOTING POWER            235,390 common stock
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY        8.         SHARED VOTING POWER             ------
    EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH      9.         SOLE DISPOSITIVE POWER        235,390 common stock

                ----------------------------------------------------------------
                  10.        SHARED DISPOSITIVE POWER         ------

--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,390 common stock

--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    |_|

--------------------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.36%

--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON*                 Co.
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   62544D102000                          Page    3    of    9     Pages

================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CORTRUST CO-ADMINISTRATOR OF DUKE STREET TRUST, ULTIMATE PARENT OF BELGRAVE INVESTMENT TRUST N.V. THE DIRECT BENEFICIAL OWNER OF THE REPORTED SHARES.

--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS*             N/A

--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           |_|

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION     Switzerland

--------------------------------------------------------------------------------
  NUMBER OF    7.         SOLE VOTING POWER
   SHARES
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8.         SHARED VOTING POWER        235,390 Shares Common Stock
    EACH
  REPORTING  -------------------------------------------------------------------
 PERSON WITH   9.         SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
              10.        SHARED DISPOSITIVE POWER    235,390 Shares Common Stock

--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,390 Shares Common Stock

--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.36%

--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON*                 Co.
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.   62544D102000                          Page    4    of    9     Pages

================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.A. JENSEN, CO-ADMINISTRATOR OF DUKE STREET TRUST, ULTIMATE PARENT OF BELGRAVE INVESTMENT TRUST N.V., THE DIRECT BENEFICIAL OWNER OF THE REPORTED SHARES

--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS*             N/A

--------------------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           |_|

--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION     Switzerland

--------------------------------------------------------------------------------
  NUMBER OF   7.         SOLE VOTING POWER
   SHARES
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY    8.         SHARED VOTING POWER        235,390 Shares Common Stock
    EACH
  REPORTING  -------------------------------------------------------------------
 PERSON WITH  9.         SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
             10.        SHARED DISPOSITIVE POWER     235,390 Shares Common Stock

--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,390 Shares Common Stock

--------------------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.36%

--------------------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON*                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                SCHEDULE 13D

CUSIP No.   62544D102000                          Page    5    of    9     Pages



Item 1.  Security and Issuer
      Security: Common Stock, par value $.025 per share
      Issuer:   Multigraphics, Inc.

Item 2.  Identity and Background of Reporting Entities
a.    Name:     Belgrave Investment Trust N.V.
      Country of Incorporation:  Netherlands Antilles
      Principal business:  making investments, loans and acquisitions
      Address:  100 Piccadilly, Suite 10
                London (GB) W1V 9FN
                England

      No criminal convictions in past 5 years. Not subject to any prohibition or mandated activities under federal or state securities laws in past 5 years.

b. Name/Position of Reporting Entity: CorTrust; co-administrator of Duke Street Trust, ultimate parent of Reporting Entity
      Country of Incorporation:  Switzerland
      Principal business:  administration of trusts
      Address:  4 Rue Muzy
                1211 Geneva 6
                Switzerland

      No criminal convictions in past 5 years. Not subject to any prohibition or mandated activities under federal or state securities laws in past 5 years.

c. Name/Position or Reporting Entity: B.A. Jensen; co-administrator of Duke Street Trust, ultimate parent of reporting entity:
      Citizenship:    Switzerland
      Present Principal Occupation:  professor
      Address:  4 Rue Muzy
                1211 Geneva 6
                Switzerland

      No criminal convictions in past 5 years. Not subject to any prohibition or mandated activities under federal or state securities laws in past 5 years.

Item 3.  Source and Amount of Funds or Other Consideration
Price for the 235,390 shares was $2.00 per share; accordingly, the aggregate purchase price was $470,780. Purchase price was paid out of working capital.

                                                                SCHEDULE 13D

CUSIP No.   62544D102000                          Page    6    of    9     Pages



Item 4.  Purpose of Transaction

Purpose of acquisition of the shares was to invest in the Issuer.

Item 5.  Interest in Securities of the Issuer

      (a) As to Belgrave Investment Trust N.V. direct beneficial owner of 235,390 shares of the Issuer's common stock:

           sole voting power               235,390 shares
           shared voting power                - 0 -
           sole disposition power          235,390 shares
           shared disposition power           - 0 -

      (b) as to both CorTrust and B.A. Jensen, co-administrators of Duke Street Trust (Duke Street Trust being the ultimate parent of Belgrave Investment Trust N.V.) and thus the indirect beneficial owner of 235,390 shares of the Issuer's common stock:

           sole voting power                  - 0 -
           shared voting power             235,390 shares
           sole disposition power             - 0  -
           shared disposition power        235,390 shares

           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                     None

Item 7.  Material to be Filed as Exhibits

                                     None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated: November 27, 1997

                                        BELGRAVE INVESTMENT TRUST N.V.


                                        By: /s/ Walter L. Rogers
                                            -----------------------------
                                            Walter L. Rogers

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ B.A. Jensen
                                                  -------------------------
                                                  B.A. Jensen



                               POWER OF ATTORNEY
                               -----------------

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, B.A. Jensen, constitutes and appoints Walter Rogers as its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for it and in its name, place and stead in any and all capacities to sign this Schedule 13-D and to file the same and any and all amendments thereto, with all exhibits and any other documents in connection therewith, with the Securities Exchange Commission and the AMEX, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitutes, may lawfully do or cause to be done by virtue thereof.




                                                  /s/ B.A. Jensen
                                                  -------------------------
                                                  B.A. Jensen


Dated:  November 28, 1997

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ A. Meier
                                                  -------------------------
                                                  Cortrust



                               POWER OF ATTORNEY
                               -----------------

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Cortrust, constitutes and appoints Walter Rogers as its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for it and in its name, place and stead in any and all capacities to sign this Schedule 13-D and to file the same and any and all amendments thereto, with all exhibits and any other documents in connection therewith, with the Securities Exchange Commission and the AMEX, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitutes, may lawfully do or cause to be done by virtue thereof.




                                                  /s/ A. Meier
                                                  -------------------------
                                                  Cortrust


Dated:  December 1, 1997